Mail Stop 0308 							March 10, 2005

VIA U.S. MAIL AND FACSIMILE

Christopher J. Reed
President, CEO, CFO, and Chairman
Reed`s, Inc.
13000 South Spring Street
Los Angeles, California 90061

Re:	Reed`s, Inc.
      Registration Statement on Form SB-2
      File No. 333-120451
      Amended February 23, 2005

Dear Mr. Reed:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
1. We reissue our prior comment 1. Your response states that Mr. Sharma is not an underwriter because Section 2(a)(11) expressly excludes from the definition of an underwriter "a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributor`s or selling commission." Please tell us in reasonable detail the precise nature of services that Mr. Sharma will perform in relation to this offering, and tell us how his function and commission are consistent with Rule 141 of the Securities Act.

Prospectus Back Cover Page
2. We note your response to our prior comment 7. We do not find the requisite language on dealer prospectus delivery obligations. We reissue the comment.

Prospectus Summary, page 1
3. We note your response to our prior comment 9. Please provide disclosure as requested under the first bullet point of our prior comment.

Dilution, page 11
4. You state that the commitment date for the issuance of the
Series
A Convertible Preferred Stock was June 30, 2004. Please supplementally explain how you determined that June 30, 2004 was the commitment date as that term is defined in paragraph 1, footnote 1 of
EITF 98-5. Please be sure to explain the large disincentives for nonperformance that existed in the agreement as of June 30, 2004 such that the investors` purchase of the preferred shares was probable as
of June 30, 2004.   Absent "sufficiently large disincentives for
nonperformance" as of June 30, 2004, it appears that the commitment date for purposes of applying the guidance in EITF 98-5 would be the date that the preferred shares were sold to investors in October 2004. Please advise. We may have further comments after reviewing your response.

Management`s Discussion and Analysis

Overview, page 13
5. We note your response to our prior comment 9. Please state the percentage of your total sales revenue that you derive from your products being sold at natural and specialty food stores, at retail stores serviced by your vehicles, and also at large retailers and mainstream beverage distributors.

Results of Operations, page 17
6. Your revised disclosure indicates that increases in sales are attributable to increases in new and existing product sales, but you do not discuss the specific products contributing to the sales changes. For changes in existing product sales, identify the specific products driving the change in sales and explain why sales
increased.   For example, if the increase in sales of existing
products is the result of sales to a new customer, state so. Please also break down the change in sales by reference to percentage changes in average selling price and unit volumes, or other metrics used by management. To the extent that introductions of new products were supported by one-time advertising or promotional campaigns or discounted pricing to attract customers, please explain the nature of the special promotions and whether you anticipate that sales of new products at current levels are sustainable absent such promotions or discounts. Please revise your filing accordingly.
7. In our prior comment 23, we requested that where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods that you quantify the extent to which each change contributed to the overall change in that line item, if practical. You provide a list of the primary factors leading to the decrease in gross margin through the first six months of 2004 totaling 0.4%. However, gross margin decreased by 3.0%. Please revise your filing to address the most significant factors impacting the decrease in your gross margin.

Liquidity and Capital Resources, page 19
8. You identify increases in receivables and inventory, offset by an
increase in accounts payable as the primary drivers of the use of
operating cash flow.   In our prior comment 23, we requested that
you
expand your discussion to address the specific business reasons why inventory and accounts payable fluctuated. In this regard it would be helpful to disclose your inventory turnover, day`s payables outstanding, or other metrics used by management to evaluate working capital. Such disclosure should be accompanied by an explanation and analysis of any material trends indicated by the data. Also, please supplementally provide us with your day`s sales outstanding for each period presented so that we may better understand your assertion that changes in receivables were directly attributable to an increase in
June sales.  Please expand your disclosure accordingly.

Business

Manufacture of Our Products, page 26
9. We note your response to our prior comment 32. Please identify the co-pack facility in Germany as it is the only supplier of your Virgil`s Root Beer swing-lid bottles.

Plan of Distribution, page 40
10. We note your response to our prior comment 41. Please state when you expect Reed`s, Inc. to be quoted on the OTC Bulletin Board.
11. We note your response to our prior comment 44. Please disclose in this section the information discussed in your response letter on how you have determined the anticipated offering price.



Lock-In of Promotional Shares, page 42
12. We note your response to our prior comment 50. Please include in the table at the bottom of page 42 the number of shares and options related to Mr. Sharma and Mr. Grace, and the aggregate number of shares and options underlying the lock-up agreement.
13. We note your response to our prior comment 51. Please identify the agent in charge of the common stock and options subject to the escrow. In addition explain the legal basis of your statement that even though you did not withdraw your previous registration statement in the various states, "there is an argument that these agreements terminated and are not currently effective."

Financial Statements

General

14. In response to several of our prior comments you have indicated that you intend to revise your financial statements and/or notes, but you have not provided the proposed revisions for our review.
Please
understand that we may have further comments upon reviewing the revisions included in your next amendment.

Note 1M, Advertising Costs, F-10

15. In response to our prior comment 63 you state that the company does not engage in promotional allowance activity. You further explained in your response to our prior comment number 64 that when you decide to promote a product you do so with direct advertising
and
expense those costs and when you provide incentives to
distributors
and retailers you do so by reducing the sales price of the
products
sold.  However, on page 15 you state that you support your
customers
with promotional allowances, a portion of which is utilized for marketing and indirect advertising by them. You also make reference to promotional allowances payable to customers being based on the levels of sales to such customers and that you estimate promotion requirements or expected use of the related allowances and that such allowances are subject to adjustments. Please reconcile the disclosures on page 15 with your responses to our prior comments 63 and 64. Note that if you do engage in promotional allowance activity please revise and supplementally respond to our prior comments 63 and
64.

Note 4. Intangible Assets, F-12

16. In our prior comment 65, we requested an explanation of the nature of capitalized package design costs and requested reference to authoritative guidance to support the capitalization of the costs. In your response you stated that the design costs relate to costs incurred in creating the packing and labeling of your products. You did not provide a reference to authoritative guidance to support your capitalization. Please note that research and development costs should be expensed as incurred. Research and development costs include design. Refer to SFAS 2. Please revise or supplementally advise, with reference to authoritative guidance, why capitalization of packaging design costs is appropriate.

Note 10. Stock Options, F-14

17. This table in this note indicates that as of June 30, 2004 you have 72,500 options outstanding and exercisable. On page 34 you state that as of the date of this prospectus, 17,500 options have been issued under the 2001 Stock Option Plan. Please revise or advise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Adam Phippen, Staff Accountant, at (202)
824-
5549 or George Ohsiek, Accounting Branch Chief, at (202) 942-2905, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 942-1776, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director




cc. Lawrence W. Horwitz, Esq.
Horwitz & Cron
Four Venture - Suite 390
Irvine, California 92618
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Reed's, Inc.
March 10, 2005
Page 1